

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

December 31, 2009

Via Mail and Fax

Randel G. Owen
Chief Financial Officer and Executive Vice President
Emergency Medical Services Corporation
6200 South Syracuse Way, Suite 200
Greenwood Village, CO 80111

> **RE: Emergency Medical Services Corporation**
> **File Number: 001-32701**
> **Emergency Medical Services L.P.**
> **File Number: 333-127115**
> **Form 10-K for the Year Ended December 31, 2008**
> **Form 10-Q for the Quarterly Period Ended September 30, 2009**

Dear Mr. Owen:

We have reviewed the above referenced filings and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to our comments. If you disagree, we will consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," and any associated amended filings within 10 business days from the date of this letter.

Form 10-K for the Year Ended December 31, 2008

Management's Discussion and Analysis
Key Factors and Measures We Use to Evaluate Our Business, page 61

1. We note the disparity between your segments in "income from operations" and "adjusted EBITDA" of each segment as a percentage of each respective segment's revenue. Please discuss the key factors that distinguish these ratios between your

segments to enable investors to better understand how the results of each segment contribute to your consolidated results.

Critical Accounting Policies, page 66

2. In regard to "Claims Liability and Professional Liability Reserves," "Trade and Other Accounts Receivable," and "Revenue," please identify the factors affecting each that are most sensitive to change and the effect of the associated sensitivity to change on the amount recorded to the extent practical. If not practical to quantify the effect of sensitivity, discuss why this is the case and why you believe amounts recorded for each are appropriate. Refer to Section V of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for further guidance.

3. In regard to "Trade and Other Accounts Receivable," it appears to us that the uncompensated care allowance for AMR consists of two components: 1) a provision against gross billings to arrive at net revenue and 2) write off of amounts not collected through internal collection efforts. Please clarify for us the impact of each on the uncompensated care allowance, and tell us your consideration of presenting the allowance segregated into the respective components. Additionally, please (i) clarify for us the impact on the uncompensated care allowance of your treatment of write offs and recoveries between AMR and EmCare, (ii) why you distinguish your treatments in such fashion, and (iii) why you believe the amount presented for the allowance is appropriate based on your accounting.

Notes to Consolidated Financial Statements
Note 6. Income Taxes, page F-21

4. Please explain to us the accounting method change referred to in the next to last paragraph on page F-22 in which approximately $16.9 million of interest previously recognized was reversed in 2008.

Form 10-Q for the Quarterly Period Ended September 30, 2009

Consolidated Balance Sheets, page 4

5. Please supplementally clarify for us how the net decrease in "property, plant and equipment" for 2009 of $1.349 million as presented in the balance sheet is represented in the statement of cash flows. In this regard, we note that depreciation and amortization totaled $49.983 million, purchases of property, plant and equipment totaled $33.661 million (the two of these net to $16.322 million), and the effect of dispositions and acquisitions of businesses reflected in the statement of cash flows relative to property, plant and equipment do not appear to be material.

Notes to Unconsolidated Financial Statements
Note 4. Income Taxes, page 4

6. Please explain to us the circumstances associated with the reduction in unrecognized
    tax benefits of $64.4 million in third quarter of 2009, and why your accounting for
    such did not impact the amount of income tax expense recorded and effective tax rate.

Management's Discussion and Analysis
Results of Operations, page 22

7. To enable investors to have a complete understanding of the effects of your FEMA
    deployment in 2008, please quantify the total amount of associated expenses recorded
    on a consolidated basis.

8. Please explain to us and disclose why total consolidated depreciation and
    amortization expense decreased in the 2009 periods compared to prior year periods.
    The reason is not apparent from your disclosures or related amounts presented.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in filings to be certain that the filings include all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:
  ·   the company is responsible for the adequacy and accuracy of the disclosures in
      the filings;
  ·   staff comments or changes to disclosure in response to staff comments do not
      foreclose the Commission from taking any action with respect to the filings; and
  ·   the company may not assert staff comments as a defense in any proceeding
      initiated by the Commission or any person under the federal securities laws of the
      United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filings or in response to our comments on your filings.

You may contact Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief